SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)

Malvern Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

561409103
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Lanidex Plaza, Suite 100
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 153,283
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 153,283
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.01%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 112,618
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 112,618
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.48%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 144,631
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 144,631
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.90%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,057
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 42,057
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,057
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.55%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 89,609
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 89,609
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.18%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,876
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,876
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.33%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Chewy Gooey Cookies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,224
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 32,224
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.42%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 561409103
1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 346,858
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 346,858
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.56%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,057
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 42,057
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,057
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.55%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 675,298
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 675,298
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.87%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (the “Amendment No. 5).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

(a-c)  All Shares of the Issuer owned by CBPS were sold on December 30, 2020 to other Reporting Persons (SAL, SIP, SIPII, SIPIII, LSBK, Broad Park and Chewy.)  Therefore, CBPS is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 5. A

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Persons, who will remain Reporting Persons after the filing of this Amendment No. 5, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B (which is incorporated by reference herein if any transactions occurred within the past 60 days.)  The aggregate purchase cost of  the 675,298 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $11,027,569.53, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 3, 2021, Reporting Person Lawrence Seidman entered into a Services and Consulting Agreement (the "Agreement") with the Issuer.  As outlined in the Agreement, Seidman has agreed to provide capital markets and financial analysis advisory services to the Issuer.

The foregoing Agreement is qualified in its entirety by reference to the full text of the Agreement which is included as Exhibit 99.2 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 7,609,953 Shares outstanding, which is the total number of Shares outstanding as of February 25, 2021 as reported in the Issuer's 10-K/A filed with the Securities and Exchange Commission on February 26, 2021.

A.	SAL

(a)	As of the close of business on March 3, 2021, SAL beneficially owned 153,283 Shares.

       Percentage: Approximately 2.01%.

(b)	1. Sole power to vote or direct the vote: 153,283

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 153,283

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SAL during the past 60 days.

CUSIP No. 561409103

B.	SIP

(a)	As of the close of business on March 3, 2021, SIP beneficially owned 112,618 Shares.

                               Percentage: Approximately 1.48%.

(b)	1. Sole power to vote or direct the vote: 112,618

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 112,618

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SIP during the past 60 days.

C.	SIPII

(a)	As of the close of business on March 3, 2021, SIPII beneficially owned 144,631 Shares.

Percentage: Approximately 1.90%.

(b)	1. Sole power to vote or direct the vote: 144,631

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 144,631

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SIPII during the past 60 days.

D.	SIPIII

(a)	As of the close of business on March 3, 2021, SIPIII beneficially owned 42,057 Shares.

Percentage: Approximately 0.55%.

(b)	1. Sole power to vote or direct the vote: 42,057

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 42,057

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SIPIII during the past 60 days.

CUSIP No. 561409103

E.	LSBK

(a)	As of the close of business on March 3, 2021, LSBK beneficially owned 89,609 Shares.

Percentage: Approximately 1.18%.

(b)	1. Sole power to vote or direct the vote: 89,609

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 89,609

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by LSBK during the past 60 days.

F.	Broad Park

(a)	As of the close of business on March 3, 2021, Broad Park beneficially owned 100,876 Shares.

Percentage: Approximately 1.33%.

(b)	1. Sole power to vote or direct the vote: 100,876

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 100,876

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by Broad Park during the past 60 days.

G.	Chewy

(a)	As of the close of business on March 3, 2021, Chewy beneficially owned 32,224 Shares.

Percentage: Approximately 0.42%.

(b)	1. Sole power to vote or direct the vote: 32,224

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 32,224

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by Chewy during the past 60 days.

CUSIP No. 561409103

H.	CBPS

(a)	As of the close of business on March 3, 2021, CBPS beneficially owned 0 Shares.

Percentage: Approximately 0.00%.

(b)	1. Sole power to vote or direct the vote: 0

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by CBPS during the past 60 days.

I.	Veteri

(a)
Veteri, (i) as the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 112,618 Shares owned by SIP and the 144,631 Shares owned by SIPII, and (ii) as the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 89,609 Shares owned by LSBK and the 0 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 346,858 Shares.

Percentage: Approximately 4.56%.

(b)	1. Sole power to vote or direct the vote: 346,858

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 346,858

4. Shared power to dispose or direct the disposition: 0

(c)	Veteri has not entered into any transactions in the Shares during the past 60 days.

J.	JBRC

(a)	JBRC, as a co-general partner of SIPIII, may be deemed the beneficial owner of the 42,057 Shares owned by SIPIII.

Percentage: Approximately 0.55%.

(b)	1. Sole power to vote or direct the vote: 42,057

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 42,057

4. Shared power to dispose or direct the disposition: 0

(c)	JBRC has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 561409103

K.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 153,283 Shares owned by SAL, (ii) as the sole officer of Veteri, the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 112,618 Shares owned by SIP and the 144,631 Shares owned by SIPII, (iii) as the managing member of JBRC I, LLC, a co-general partner of SIPIII, may be deemed the beneficial owner of the 42,057 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 89,609 Shares owned by LSBK and the 0 Shares owned by CBPS, and (v) as the investment manager for each of Broad Park and Chewy, may be deemed the beneficial owner of the 100,876 Shares owned by Broad Park, and the 32,224 Shares owned by Chewy.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 675,298 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 8.87%.

(b)	1. Sole power to vote or direct the vote: 675,298

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 675,298

4. Shared power to dispose or direct the disposition: 0

(c)	Seidman has not entered into any transactions in the Shares during the past 60 days.

        An aggregate of 675,298 Shares, constituting approximately 8.87% of the Shares outstanding, are reported by the Reporting
        Persons in this statement.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

        To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the persons listed on
        Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 3, 2021, Reporting Person Lawrence Seidman entered into the Agreement with the Issuer. Pursuant to the Agreement, Seidman has agreed to provide capital markets and financial analysis advisory services to the Issuer.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

In addition, on March 4, 2021, the Reporting Persons who will remain Reporting Persons after the filing of this Amendment No. 5 entered into a Joint Filing Agreement in which such Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

                              99.2    The Agreement, dated March 3, 2021, entered into by Seidman and the Issuer.

                              99.3   Joint Filing Agreement, dated March 4, 2021, by and among SAL, SIPI, SIPII, SIPIII, LSBK, Broad Park, Chewy, Veteri, JBRC and Seidman.

Signature Page to Malvern Bancorp, Inc. Schedule 13D Amendment No. 5

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2021	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 561409103

Exhibit 99.2

SERVICES AND CONSULTING AGREEMENT
THIS SERVICES AND CONSULTING AGREEMENT (this “Agreement”) is made and entered into as of this 3rd day of March, 2021, by and between Malvern Bancorp., Inc., a Pennsylvania corporation (“Malvern”) and Lawrence B. Seidman, an individual (“Consultant”). Malvern and Consultant may each be referred to herein as a “Party”, and collectively as the “Parties”.
WHEREAS, Consultant asserts that Consultant has expertise with respect to matters pertaining to banking institutions similarly situated to Malvern, and that Consultant can provide Malvern with certain advice in connection with Malvern’s operations and strategic plans, including, without limitation, advising Malvern’s management with respect to capital management, shareholder value enhancement, investor engagement, and special assets strategies and execution (together, the “Services”); and
WHEREAS, Malvern wishes to engage Consultant on a non-exclusive basis to perform the Services, and Consultant wishes to perform the Services for Malvern on a non-exclusive basis, subject to the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
ARTICLE I
SERVICES, TERM, COMPENSATION
Section I.1 Services; Compensation. Malvern hereby engages Consultant to perform, and Consultant agrees to perform, the Services.  In consideration of the Services to be provided by Consultant under this Agreement, Malvern shall pay to Consultant a consulting fee of Four Thousand Dollars ($4,000) per month (the “Fee”), payable on the last business day of each month.  To the extent this Agreement commences on a date other than the first day of the month, or expires or is terminated on a day other than the last day of the month, the Fee shall be prorated accordingly for the actual number of days this Agreement is in effect for any such month.
Section I.2 Term of Agreement.  Unless earlier terminated in accordance with the terms hereof, or extended by written agreement of the Parties, this Agreement will be in effect through September 30, 2021 (the “Term”).
Section I.3 Taxes.  Consultant accepts full responsibility for any and all taxes, including, but not limited to, federal, state and local taxes, and unemployment, disability, Medicare and FICA withholding obligations that may be payable by Consultant to any governmental unit or agency resulting from any payment, distribution or the like under this Agreement and agrees to indemnify and hold Malvern and its banking subsidiary, Malvern Bank, National Association (“Malvern Bank”), harmless from any and all liability Consultant may have due to such taxes and obligations.
ARTICLE II
EXECUTION OF SERVICES
Section II.1 Execution and Progress of the Services.
a. Consultant will perform the Services and cooperate with Malvern in scheduling and performing the Services and will apply Consultant’s commercially reasonable efforts, consistent with industry standards, to avoid conflict or delay in or interference with the work of Malvern.
b. Any written materials or other statements used or provided by Consultant to any third-party in connection with the provision of Services shall be previously approved in writing by Malvern.
c. Consultant will pay for all of Consultant’s own travel, out-of-pocket expenses, materials, equipment and labor used in connection with Consultant’s performance of the Services under this Agreement, unless otherwise agreed to in advance and in writing by Malvern.
d. If requested by Malvern, Consultant will furnish to Malvern periodic progress reports on the Services performed by Consultant.

Section II.2 Laws, Permits.
a. Consultant will comply with all laws, codes, and regulations of any governmental entity or agency with jurisdiction over Consultant’s performance of the Services or other obligations under this Agreement, including, without limitation, all applicable securities laws with respect to trading in any Malvern Securities (as defined below).
b. Consultant will apply for and maintain any and all permits, registrations, and approvals required by any governmental entity or agency in connection with the Services to be performed and any potential compensation to be received by Consultant in connection therewith.
c. Consultant will comply with federal, state and local tax laws, social security acts, unemployment compensation acts and workers’ compensation acts insofar as applicable to the performance of all Services outlined under this Agreement.
ARTICLE III
TERMINATION
Section III.1 Termination of Agreement.
a. If Malvern determines, in its sole discretion, that Consultant has materially breached this Agreement, including but not limited to Consultant’s performance of the Services, then Malvern may immediately terminate this Agreement and no further compensation shall be owed to Consultant hereunder.
b. Either Party may, upon fifteen (15) days’ prior written notice to the other Party, terminate this Agreement for convenience for any reason whatsoever, or for no reason, with or without any default by the other Party.  In such instance, Consultant shall be paid the compensation owed to Consultant hereunder up to the date of termination.
c. No termination of Consultant’s Services under this Agreement will render Malvern liable to Consultant for any claim for loss of profit, loss of fees or other similar losses or damages.
ARTICLE IV
RESTRICTIVE COVENANTS
Section IV.1 Confidentiality.
a. During the course and scope of this Agreement, Consultant may receive Confidential Information for use in performing the Services or otherwise pertaining to Malvern or Malvern Bank.  As used herein, the term “Confidential Information” means and is defined herein as certain oral, written, pictorial, or photographic information and materials, whether in printed, electronic or other format, which are not otherwise available to the general public relating to Malvern or Malvern Bank, including, without limitation, know-how, financial information, trade secrets or other data concerning the business or plans of Malvern or Malvern Bank, regardless of whether such information is marked as “Confidential”.  The confidentiality obligations contained in this Section 4.1 shall survive for a period of two (2) years following any termination or expiration of this Agreement.
b. Consultant hereby agrees that it will not use, publish, disclose, appropriate, or communicate, directly or indirectly, any of the Confidential Information, other than the use of Confidential Information as appropriate and approved in advance in writing by Malvern in connection with the proper performance of the Services.
c. These confidentiality provisions will not apply to information that:
i. is already in the public domain, other than as a result of an unauthorized disclosure by Consultant or any of Consultant’s agents, employees, members, managers, directors, shareholders, or affiliates (as such term is defined in Rule 405 of the Securities Act of 1933, as amended (hereinafter, “Affiliates”)); or
ii. is disclosed by Consultant in order to comply with a subpoena or order to provide information or data when such order is issued by a court, administrative agency or other regulatory authority, provided that Consultant provides Malvern prompt written notice of any such request and an opportunity to challenge or limit the production or request for information.
Section IV.2 Non-Disparagement.  During the Term of this Agreement, and for a period of one (1) year after the expiration or termination of this Agreement, (i) Consultant shall not, directly or indirectly, and shall not permit any of Consultant’s Affiliates to directly or indirectly, disparage Malvern, Malvern Bank, or any of their respective directors (including nominees supported by the Malvern’s Board of Directors), officers or employees in any public or quasi-public forum, and (ii) Malvern and Malvern Bank shall not, directly or indirectly, and shall not permit any of Malvern’s Affiliates to directly or indirectly, disparage Consultant in any public or quasi-public forum.

Section IV.3 No Public Announcements.  No Party to this Agreement shall cause, discuss, cooperate or otherwise aid in the preparation of any press release or other publicity concerning this Agreement without the prior written approval of the other Party.  Notwithstanding the foregoing, nothing herein shall restrict a Party from making disclosures as may be required under applicable securities laws.
Section IV.4 Equitable Relief.  Consultant acknowledges that a breach or threatened breach of any provisions of this Article IV would give rise to irreparable harm to Malvern, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Consultant of any such obligations, Malvern shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).
ARTICLE V
RELATIONSHIP OF PARTIES
Section V.1 Independent Contractor.
a. Nothing contained in this Agreement will constitute a partnership or a joint venture between the Parties.  Consultant will not represent Consultant to be other than an independent contractor, and neither Party will become liable for any representation, act or omission of the other contrary to this provision.  Consultant will have no authority to enter into agreements on behalf of Malvern or otherwise legally bind Malvern and will not represent Consultant to be an agent of Malvern.  Consultant acknowledges that Consultant is being engaged as an independent contractor and not as an employee, partner or agent of Malvern, and that Malvern will assume no responsibility for withholding income tax, social security tax, or any other payments, or for providing insurance of any kind, including workers’ compensation insurance, all of which will be Consultant’s sole and exclusive responsibility.
b. Consultant will determine how to perform the Services, including determining whether and how to employ (at Consultant’s sole expense) the services of Consultant’s own employees, agents or subcontractors in providing the Services.  Malvern may not direct or control the performance of Services by Consultant or Consultant’s employees, agents or subcontractors.
ARTICLE VI
REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS
Section VI.1 Representations and Warranties of Consultant.  Consultant represents and warrants as follows:
a. No Conflicting Agreements.  Consultant is not a party to any contract or other arrangement of any nature which will materially interfere with Consultant’s full, due, complete and timely performance of this Agreement.
b. No Conflicting Action.  Consultant will not take any action that would cause the representations or warranties contained herein to be untrue in any material respect if any of such representations or warranties is made as of any date prior to Consultant’s complete performance of this Agreement.
c. Compliance with Laws; Insider Trading Restrictions.  Consultant has complied, and will comply with, all laws, rules, regulations and orders of any kind applicable to Consultant, including, without limitation, any laws, rules, regulations and orders that might be applicable to Consultant in connection with the provision of the Services hereunder, as well as  those of the United States Securities and Exchange Commission and any requirements of any self-regulatory organizations.  Consultant acknowledges that Consultant may receive Confidential Information pertaining to Malvern and/or Malvern Bank which might constitute material, non-public information under applicable securities laws, and represents and warrants that Consultant and its Affiliates shall not use any such information for purposes of any transactions involving Malvern’s securities, including Malvern’s common stock, options to purchase common stock, or any other type of securities that Malvern may issue, including, but not limited to, bonds, preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by Malvern, such as exchange-traded put or call options or swaps relating to Malvern’s securities (collectively, “Malvern Securities”).  Consultant has ethical and legal obligations to maintain material, non-public information about Malvern and to not use such information for purposes of engaging in transactions in Malvern Securities or otherwise disclose such information to persons who might engage in transactions in Malvern Securities.
ARTICLE VII
GOVERNING LAW AND DISPUTE RESOLUTION
Section VII.1 Governing Law; Waiver of Jury Trial.  This Agreement shall be governed in all respects by the internal laws of the State of New Jersey, as such laws are applied to agreements entered into and to be performed entirely within the State of New Jersey between New Jersey residents.  AS A MATERIAL INDUCEMENT FOR THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT, EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

ARTICLE VIII
INDEMNIFICATION
Section VIII.1 Indemnification.  Consultant, to the fullest extent permitted by law, agrees to indemnify and hold harmless Malvern, Malvern Bank, and its respective agents, affiliates, officers, directors, shareholders, members, managers, attorneys, owners and employees from and against any and all claims, damages, losses, costs and expenses, including, but not limited to, attorneys’ fees, arising out of or resulting from:
a. the performance by Consultant of the Services under this Agreement; or
b. the breach of any provision, representation or warranty of this Agreement by Consultant, or the grossly negligent acts, errors or omissions or willful misconduct of Consultant, anyone directly or indirectly employed by Consultant or anyone for whose acts Consultant may be liable.
ARTICLE IX
NOTICES
Section IX.1 Notices.  Any statements, consents, notices, demands, requests or other communications that a Party desires or is required to give to the other Party under this Agreement will be deemed to have been given at the time of delivery if in writing and (a) delivered by hand (against a signed receipt), (b) sent by registered or certified mail (return receipt requested), (c) sent by a nationally recognized overnight courier for next business day delivery (with verification of delivery); or (d) sent by email, with confirmation of receipt, to the following recipients and addresses:
if to Malvern:                        Malvern Bancorp, Inc.
Attn:  Anthony C. Weagley
42 E Lancaster Ave
Paoli, PA 19301
Email:  tweagley@MyMalvernBank.com

if to Consultant:                   Lawrence B. Seidman
100 Misty Lane
Parsippany, NJ 07054
Email:  lseidman@seidman-associates.com

ARTICLE X
MISCELLANEOUS
Section X.1 Entire Agreement.  This Agreement represents the entire and integrated agreement by the Parties hereto with respect to the subject of this Agreement and supersedes all prior negotiations, representations or agreements, either written or oral, between the Parties hereto.
Section X.2 Waiver; Amendment.  None of the provisions of this Agreement will be considered waived by either Party hereto unless such waiver is reduced to writing and signed by the Party to be charged.  No such waiver will be construed as a modification of any of the provisions of the Agreement or as a waiver of any past or future default or breach hereof, except as expressly stated in such waiver.  This Agreement may not be amended or modified, except in a writing signed by both Parties hereto.
Section X.3 Headings.  The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
Section X.4 Severability.  In case any one or more of the provisions contained herein for any reason is held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement, but this Agreement will be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.
Section X.5 Survival.  Articles IV, VII, VIII, IX and X shall survive any expiration or termination of this Agreement.
Section X.6 Counterparts.  This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first written above.
MALVERN BANCORP, INC. By: /s/ Anthony C. Weagley Name: Anthony C. Weagley Title: Chief Executive Officer CONSULTANT: /s/ Lawrence B. Seidman Lawrence B. Seidman, an individual

CUSIP No. 561409103
Exhibit 99.3

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(l)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Malvern Bancorp, Inc.   This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: March 4, 2021	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN